October 8, 2019

VIA EDGAR

Mr. Gary Newberry

Office of Electronics & Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vivos Inc.
Amendment to Offering Statement of Form 1-A (“Amendment No. 2”)
Filed October 8, 2019
File No. 024-11049

Dear Mr. Newberry:

We have received your correspondence dated September 26, 2019 and have addressed your remarks by reproducing below each comment and providing our response immediately thereafter.

Use of Proceeds, page 17

1. We note your response to prior comment 4. Please revise this section to disclose your intended use of proceeds assuming the sale of 25%, 50%, 75% and 100% of the offering, such as the estimated expenses of the offering and the amount to repay debt mentioned on page 17 and the commissions mentioned in Item 4 of Part I of the Form 1-A. Also, revise your disclosure to use the midpoint of the estimated price range for this offering.

We have previously disclosed that a majority of the proceeds received will be used to expand our animal therapy business, and approximately 10-20% of the proceeds will be used for general working capital. Our main focus continues to be our animal therapy business. We estimate that up to 80% of amounts raised will go towards this business, at all levels of amounts raised (25%, 50%, 75% and 100%). In response to the Staff’s comment and further to your conversations with Daniel Rumsey, our securities counsel, we have provided an estimate by percentage of the amount of proceeds to be allocated to each use based on the median or midpoint price range for this offering at $.05 per share. Additionally, we have included in the disclosure regarding use of proceeds, the amount proposed to be allocated to the repayment of outstanding notes and liabilities.

Division of Corporation Finance

Securities and Exchange Commission

Vivos Inc.

October 8, 2019

Exhibits

2. We note your response to prior comment 9. Please file as an exhibit the subscription agreement.

We have included the form of subscription agreement as Exhibit 4.1 to Amendment No. 2.

We have revised the disclosure as indicated herein in Amendment No. 2, and have contemporaneously filed Amendment No. 2 along with a copy of this letter.

We confirm that we are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Respectfully submitted,

/s/ Michael Korenko
Michael Korenko
Chief Executive Officer